SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 06, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated March 06, 2014 regarding “Ericsson’s Annual General Meeting 2014”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: March 06, 2014

PRESS RELEASE MARCH 6, 2014

Ericsson’s Annual General Meeting 2014

Telefonaktiebolaget LM Ericsson’s (NASDAQ: ERIC) Annual General Meeting of shareholders will be held on Friday, April 11, 2014 at 3.00 p.m. at Stockholm Waterfront Congress Centre, Nils Ericsons Plan 4, Stockholm.

The Nomination Committee proposes inter alia:

•	Re-election of the Chairman of the Board of Directors, of all other Board members and of the auditor (item 9.3 and 9.6)

•	Increase of the individual Board fee and of the fee to the Chairman of the Board of Directors and unchanged fees for work on the Committees of the Board of Directors (item 9.2)

The Board of Directors proposes inter alia:

•	A dividend of SEK 3 per share (item 8.3)

•	Continued Long-Term Variable Compensation Program consisting of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan (item 11)

Welcome to Telefonaktiebolaget LM Ericsson’s Annual general meeting 2014

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting of shareholders to be held on Friday, April 11, 2014 at 3.00 p.m. at Stockholm Waterfront Congress Centre, Nils Ericsons Plan 4, Stockholm. Registration to the Annual General Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Saturday April 5, 2014; and

•	give notice of attendance to the Company at the latest on Monday, April 7, 2014. Notice of attendance can be given by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m or on Ericsson’s website www.ericsson.com.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of Shareholders

Box 7835

SE-103 98 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth or registration number, address, telephone number and number of attending assistants, if any.

The Annual General Meeting will be conducted in Swedish and simultaneously interpreted into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Saturday April 5, 2014, in order to be entitled to attend the Annual General Meeting. Since the record date for attending the Annual General Meeting is a Saturday, the shareholder should inform the nominee to that effect well before Friday, April 4, 2014.

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). In order to facilitate the registration at the Annual General Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Thursday, April 10, 2014. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Agenda

1	Election of the Chairman of the Annual General Meeting.

2	Preparation and approval of the voting list.

3	Approval of the agenda of the Annual General Meeting.

4	Determination whether the Annual General Meeting has been properly convened.

5	Election of two persons approving the minutes.

6	Presentation of the annual report, the auditors’ report, the consolidated accounts, the auditors’ report on the consolidated accounts and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditors’ presentation of the audit work during 2013.

7	The President’s speech and questions from the shareholders to the Board of Directors and the management.

8	Resolutions with respect to

©  Telefonaktiebolaget LM Ericsson 2014                                             2

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

8.1	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2	discharge of liability for the members of the Board of Directors and the President; and

8.3	the appropriation of the profit in accordance with the approved balance sheet and determination of the record date for dividend.

9	Presentation of the proposals of the Nomination Committee, election of the Board of Directors etc.

9.1	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting.

9.2	Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting.

9.3	Election of the Chairman of the Board of Directors, other Board members and deputies of the Board of Directors.

9.4	Determination of the fees payable to the auditor.

9.5	Determination of the number of auditors.

9.6	Election of auditor.

10	Resolution on the Guidelines for remuneration to Group management.

11	Long-Term Variable Compensation Program 2014.

11.1	Resolution on implementation of the Stock Purchase Plan.

11.2	Resolution on transfer of treasury stock for the Stock Purchase Plan.

11.3	Resolution on Equity Swap Agreement with third party in relation to the Stock Purchase Plan.

11.4	Resolution on implementation of the Key Contributor Retention Plan.

11.5	Resolution on transfer of treasury stock for the Key Contributor Retention Plan.

11.6	Resolution on Equity Swap Agreement with third party in relation to the Key Contributor Retention Plan.

11.7	Resolution on implementation of the Executive Performance Stock Plan.

11.8	Resolution on transfer of treasury stock for the Executive Performance Stock Plan.

11.9	Resolution on Equity Swap Agreement with third party in relation to the Executive Performance Stock Plan.

12	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Remuneration Programs 2010, 2011, 2012 and 2013.

13	Resolution on proposal from the shareholder Einar Hellbom that the Annual General Meeting resolve to delegate to the Board of Directors to review how shares are to be given equal voting rights and to present a proposal to that effect at the Annual General Meeting 2015.

14	Resolution on proposals from the shareholder Thorwald Arvidsson that the Annual General Meeting resolve to delegate to the Board of Directors:

14.1	to take necessary action to create a shareholders’ association in the company;

14.2	to write to the Government of Sweden, requesting a prompt appointment of a commission instructed to propose legislation on the abolishment of voting power differences in Swedish limited liability companies; and

©  Telefonaktiebolaget LM Ericsson 2014                                             3

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

14.3	to prepare a proposal regarding board representation for the small and midsize shareholders.

15	Resolution on proposal from the shareholder Thorwald Arvidsson to amend the articles of association.

16.	Resolution on proposal from the shareholder Thorwald Arvidsson for an examination through a special examiner under the Swedish Companies Act (2005:551), chapter 10, section 21 (Sw. särskild granskning) to make clear whether the company has acted contrary to sanctions resolved by relevant international bodies. The audit should primarily concern the company’s exports to Iran.

17.	Closing of the Annual General Meeting.

Item 1 Chairman of the Annual General Meeting

The Nomination Committee proposes that Advokat Sven Unger be elected Chairman of the Annual General Meeting of shareholders 2014.

Item 8.3 Dividend and record date

The Board of Directors proposes a dividend of SEK 3 per share and Wednesday, April 16, 2014, as record date for dividend. Assuming this date will be the record day, Euroclear Sweden AB is expected to disburse dividends on Wednesday, April 23, 2014.

Item 9.1-9.3 Number of Board members and deputies to be elected by the Annual General Meeting, Directors’ fees, election of the Chairman and other members of the Board of Directors

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chairman of the Committee, Carl-Olof By (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Petra Hedengran (Investor AB), Johan Held (AFA Försäkring), Marianne Nilsson (Swedbank Robur Fonder) and Leif Johansson (Chairman of the Board of Directors).

Item 9.1 Number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

According to the articles of association, the Board shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders remain twelve and that no deputies be elected.

Item 9.2 Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employed Board members elected by the Annual General Meeting and non-employed members of the Committees of the Board elected by the Annual General Meeting be paid as follows:

•	SEK 3,975,000 to the Chairman of the Board of Directors (previously SEK 3,850,000);

•	SEK 950,000 each to the other Board members (previously SEK 900,000);

©  Telefonaktiebolaget LM Ericsson 2014                                             4

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

•	SEK 350,000 to the Chairman of the Audit Committee (unchanged);

•	SEK 250,000 each to the other members of the Audit Committee (unchanged);

•	SEK 200,000 each to the Chairmen of the Finance and the Remuneration Committee (unchanged); and

•	SEK 175,000 each to the other members of the Finance and the Remuneration Committee (unchanged).

It is important that Board fees are maintained at an appropriate level to make it possible to recruit the best possible international competence to the Board of Directors of Ericsson and to make it possible to keep such competence. The Nomination Committee has compared the Board fees in Ericsson with Board fees in other international high-tech companies. The Nomination Committee has concluded that compared with the Board fees in companies of equal size and complexity, Ericsson’s Board fees are lower. When assessing the level of fees it must be considered that the Ericsson group has customers in more than 180 countries and that sales amount to more than SEK 200 billion.

Against this background, the Nomination Committee considers well-justified the proposed increases of the individual Board fee from SEK 900,000 to SEK 950,000 and of the fee to the Chairman of the Board from SEK 3,850,000 to SEK 3,975,000.

The Nomination Committee considers that the fees for Committee work are reasonable, and proposes that these fees remain unchanged.

The proposal of the Nomination Committee implies all in all an increase of the fees of approximately 4.2 percent compared with the total fees to the Board members for Board and Committee work resolved by the Annual General Meeting 2013.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the company. The Nomination Committee recommends Board members elected by the shareholders to, during a five year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (after tax) (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To make it possible for Board members to create an economic interest in the company and considering that it is in many cases difficult for Board members to trade in the company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on NASDAQ OMX Stockholm at the time of payment.

©  Telefonaktiebolaget LM Ericsson 2014                                             5

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2014 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•	The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on NASDAQ OMX Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2014. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•	The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2019, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

•	An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•	Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Item 9.3 Election of the Chairman of the Board of Directors, other Board members and deputies of the Board of Directors

The Nomination Committee proposes that the following persons be elected Board members:

Chairman of the Board:

re-election: Leif Johansson.

Other Board members:

re-election: Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Kristin Skogen Lund, Hans Vestberg, Jacob Wallenberg and Pär Östberg.

©  Telefonaktiebolaget LM Ericsson 2014                                             6

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

In the composition of the Board of Directors, the Nomination Committee considers, among other things, necessary experience and competence but also the value of diversity, gender balance and renewal. The Nomination Committee also assesses the appropriateness of the number of members of the Board. At the Annual General Meeting 2013, three new Board members were elected to the Board of Directors of Ericsson and the percentage of women on the Board increased to 25% of Board members elected by the shareholders, an increase considered positive by the Nomination Committee.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole. The Nomination Committee considers it important that Board members can devote the necessary time and care required to fulfill their tasks as Board members in Ericsson, and has therefore also familiarized itself with the proposed Board members’ engagements outside of Ericsson and the time they require.

The Nomination Committee has further thoroughly familiarized itself with the Board work and the work of individual Board members. The Nomination Committee is of the opinion that the current Board and Board work is well functioning and that the Board fulfils high expectations in terms of composition and that the Board as well as the individual Board members fulfil high expectations in terms of expertise. All Board members contribute meritoriously with their respective expertise. The Nomination Committee has noted that Board members in Ericsson have high Board meeting attendance and that they are well prepared at the meetings. After thorough discussion and evaluation, the Nomination Committee is of the opinion that the proposed Board members have sufficient time to fulfil their tasks as Board members in Ericsson and the Nomination Committee has not seen reason to propose any amendments in the composition of the Board at the Annual General Meeting 2014.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Roxanne S. Austin

b.	Sir Peter L. Bonfield

c.	Nora Denzel

d.	Börje Ekholm

e.	Alexander Izosimov

f.	Leif Johansson

g.	Ulf J. Johansson

h.	Kristin Skogen Lund

i.	Pär Östberg

©  Telefonaktiebolaget LM Ericsson 2014                                             7

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Roxanne S. Austin

b.	Sir Peter L. Bonfield

c.	Nora Denzel

d.	Alexander Izosimov

e.	Leif Johansson

f.	Ulf J. Johansson

g.	Kristin Skogen Lund

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Roxanne S. Austin

b.	Sir Peter L. Bonfield

c.	Nora Denzel

d.	Alexander Izosimov

e.	Leif Johansson

f.	Ulf J. Johansson

g.	Kristin Skogen Lund

Item 9.4 Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Item 9.5 Number of auditors

According to the articles of association, the company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the company should have one registered public accounting firm as auditor.

Item 9.6 Election of auditor

The Nomination Committee proposes that PricewaterhouseCoopers AB be appointed auditor for the period as of the end of the Annual General Meeting 2014 until the end of the Annual General Meeting 2015.

Item 10 Guidelines for remuneration to Group management

The Board of Directors proposes that the Annual General Meeting resolve on the following guidelines for remuneration to Group management for the period up to the 2015 Annual General Meeting. Compared to the guidelines resolved by the 2013 Annual General Meeting, a reference to the normally applicable pensionable age has been deleted. Information on estimated costs for variable remuneration is appended to the proposal.

Guidelines for remuneration to Group management

For Group management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

©  Telefonaktiebolaget LM Ericsson 2014                                             8

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

The following guidelines apply to the remuneration of the Executive Leadership Team:

•	Variable compensation is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group or unit level, operational targets, employee engagement targets and customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Appendix to proposal on Guidelines for remuneration to Group management.

Details of our Remuneration Policy and how we deliver on our policy and guidelines, including information on previously decided long term variable remuneration that has not yet become due for payment, can be found in the Remuneration Report and in Note C28, “Information regarding Members of the Board of Directors, the Group Management and Employees” in the annual report 2013.

With the current composition of the Executive Leadership Team, the Company’s cost during 2014 for variable remuneration to the Executive Leadership Team can, at a constant share price, be estimated to amount to between 0 and 220 percent of the aggregate fixed salary cost, all excluding social security costs.

Item 11.1-11.9 Long-Term Variable Compensation Program 2014 (LTV 2014) including the Board of Directors’ proposal for resolutions on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock

The LTV program is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage all employees to become and remain shareholders and the leadership to build significant equity holdings. Following the Board of Directors’ annual evaluation of total remuneration and ongoing programs, it proposes to make no changes to the structure of Ericsson’s Long-Term Variable Compensation Program.

It is anticipated that the LTV 2014 will require up to 27.6 million shares, corresponding to a dilution of up to 0.86 percent of the total number of outstanding shares, at a cost between SEK 1,126 million and SEK 1,984 million unevenly distributed over the years 2014–2018. The number of shares covered by ongoing programs as per 31 December, 2013, amounts to approximately 64 million shares, corresponding to approximately 1.97 percent of the number of outstanding shares.

©  Telefonaktiebolaget LM Ericsson 2014                                             9

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Three plans

The LTV 2014 builds on a common platform, but consists of three separate plans.

The Stock Purchase Plan is an all employee plan and is designed to create an incentive for all employees to become shareholders. The aim is to secure commitment to long-term value creation throughout Ericsson.

The Key Contributor Retention Plan is part of Ericsson’s talent strategy and is designed to ensure long-term retention of top-talent with critical skills vital to Ericsson’s future performance. Up to ten percent of the Company’s employees are defined as “key contributors”, based on a rigorous selection process incorporating elements such as individual performance, possession of critical skills and future potential. The Remuneration Committee of the Board of Directors monitors the selection process and nominations for bias of factors such as seniority, gender, age and frequency of award.

The Executive Performance Stock Plan is designed to encourage long-term value creation in alignment with shareholders’ interests. The plan is offered to a defined group of senior managers, up to 0.5 percent of the total employee population. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity stakes.

The Executive Performance Stock Plan 2011 introduced three new performance measures of Net Sales Growth, Operating Income Growth and Cash Conversion to better reflect the business strategy and long term value creation of the Company. The Executive Performance Stock Plans 2012 and 2013 include the same criteria and it is proposed that the Executive Performance Stock Plan 2014 shall have the same performance criteria for the period 2014 – 2016.

The three performance criteria for the Executive Performance Stock Plan 2014 are:

•	Net Sales Growth: Up to one third of the award will vest if the compound annual growth rate of consolidated net sales is between 2 and 8 percent comparing 2016 financial results to 2013, which corresponds to consolidated sales of SEK 239 billion and SEK 284 billion for the financial year 2016.

•	Operating Income Growth: Up to one third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15 percent comparing 2016 financial results to 2013, which corresponds to operating income of SEK 18 billion and SEK 24 billion for the financial year 2016.

•	Cash Conversion: Up to one third of the award will vest if cash conversion is at or above 70 percent during each of the years 2014-2016 and vesting one ninth of the total award for each year the target is achieved.

©  Telefonaktiebolaget LM Ericsson 2014                                             10

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Financing

The Board of Directors has considered different financing methods for transfer of shares to employees under the LTV 2014, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2014.

Costs

The total effect on the income statement of the LTV 2014, including financing costs, is estimated to range between SEK 1,126 million and SEK 1,984 million unevenly distributed over the years 2014-2018. The costs constitute 3 percent of Ericsson’s total remuneration costs 2013, including social security fees, amounting to SEK 65 billion.

The calculations are conservative and based on assumptions of present participation rate in the Stock Purchase Plan and full participation in the Key Contributor Retention Plan and the Executive Performance Stock Plan, at maximum contribution levels and with maximum vesting levels for the latter plan.

Costs affecting the income statement, but not the cash flow

Compensation costs, corresponding to the value of matching shares transferred to employees, are estimated to range between SEK 1,034 million and SEK 1,285 million, depending on the fulfillment of the performance targets of the Executive Performance Stock Plan.1 The compensation costs are distributed over the LTV 2014 period, i.e. 2014-2018. Social security charges as a result of transfer of shares to employees depend on the performance against the Executive Performance Stock Plan targets and based on an assumed average share price at matching between SEK 30 and SEK 175, the costs are estimated to range between SEK 92 million and SEK 699 million. The social security costs are expected to occur mainly during 2017-2018.

Costs affecting the income statement and the cash flow

Plan administration costs have been estimated to SEK 10 million, distributed over the LTV 2014 period, i.e. 2014-2018.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to approximately SEK 175 million.

Dilution

The Company has approximately 3.3 billion shares in issue. As per 31 December, 2013, the Company held 74 million shares in treasury. The number of shares allocated to ongoing programs as per 31 December, 2013, amounts to approximately 64 million shares, corresponding to approximately 1.97 percent of the number of outstanding shares. However, it is not likely that all shares allocated for ongoing programs will be required. In order to implement the LTV 2014, a total of up to 27.6 million shares are required, which corresponds to approximately 0.86 percent of the total number of outstanding shares. The effect on important key figures is only marginal.

[1]	The compensation costs for an alternative Key Contributor Retention Cash Program may vary depending on the development of the stock price during the qualifying period. This has been disregarded in the calculations since these costs represent a minor part of the overall compensation costs.

©  Telefonaktiebolaget LM Ericsson 2014                                             11

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Proposals

The Long-Term Variable Compensation Program 2014 (LTV 2014)

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of (1) a Stock Purchase Plan, (2) a Key Contributor Retention Plan, and (3) an Executive Performance Stock Plan.

In order to implement the LTV 2014, the Board of Directors proposes that no more than in total 22,800,000 shares of series B in Telefonaktiebolaget LM Ericsson (hereinafter referred to as “the Company” or “Ericsson”) may be transferred to employees in the Ericsson Group and, moreover, that 4,800,000 shares may be sold on NASDAQ OMX Stockholm in order to cover, inter alia, social security payments.

The Board of Directors proposes that the Annual General Meeting resolve in accordance with the proposals set out below.

Item 11.1 Implementation of the Stock Purchase Plan

All employees within the Ericsson Group, except for what is mentioned in the fourth paragraph below, will be offered to participate in the Stock Purchase Plan.

Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to invest up to 7.5 percent of gross fixed salary in shares of series B in the Company on NASDAQ OMX Stockholm or in ADSs on NASDAQ New York. The CEO shall have the right to invest up to 10 percent of gross fixed salary and 10 percent of short term variable compensation for purchase of shares.

If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADSs, free of consideration.

Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

Item 11.2 Transfer of treasury stock for the Stock Purchase Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 10,000,000 shares of series B in the Company may occur on the following terms and conditions:

•	The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Stock Purchase Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Stock Purchase Plan.

©  Telefonaktiebolaget LM Ericsson 2014                                             12

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Stock Purchase Plan, i.e. during the period from November 2014 up to and including November 2018.

•	Employees covered by the terms and conditions of the Stock Purchase Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2015, transfer no more than 2,000,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

Item 11.3 Equity Swap Agreement with third party in relation to the Stock Purchase Plan

In the event that the required majority is not reached under item 11.2 above, the financial exposure of the Stock Purchase Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Stock Purchase Plan.

Item 11.4 Implementation of the Key Contributor Retention Plan

In addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, up to 10 percent of the employees (presently approximately 10,000 persons) are selected as key contributors and will be offered additional matching shares, free of consideration, within the Key Contributor Retention Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to an additional matching share, free of consideration, for every share purchased, in addition to the regular matching of one share.

Participation in the Key Contributor Retention Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for an alternative cash plan for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such alternative cash plan shall, as far as practical correspond to the terms and conditions of the Key Contributor Retention Plan.

©  Telefonaktiebolaget LM Ericsson 2014                                             13

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Item 11.5 Transfer of treasury stock for the Key Contributor Retention Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 8,300,000 shares of series B in the Company may occur on the following terms and conditions.

•	The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Key Contributor Retention Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Key Contributor Retention Plan.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Key Contributor Retention Plan, i.e. during the period from November 2014 up to and including November 2018.

•	Employees covered by the terms and conditions of the Key Contributor Retention Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2015, transfer no more than 1,700,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

Item 11.6 Equity Swap Agreement with third party in relation to the Key Contributor Retention Plan

In the event that the required majority is not reached under item 11.5 above, the financial exposure of the Key Contributor Retention Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Key Contributor Retention Plan.

Item 11.7 Implementation of the Executive Performance Stock Plan

In addition to the regular matching of shares pursuant to the Stock Purchase Plan described above, senior managers, up to 0.5 percent of the employees (presently approximately 500 persons, although it is anticipated that the number of participants will be lower) will be offered an additional matching of shares, free of consideration, within the Executive Performance Stock Plan.

©  Telefonaktiebolaget LM Ericsson 2014                                             14

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

•	The President may be entitled to an additional performance match of up to nine shares for each one purchased.

•	Other senior managers may be entitled to an additional performance match of up to either four or six shares for each one purchased.

The nomination of senior managers will be on the basis of position, seniority and performance at the discretion of the Remuneration Committee, which will approve participation and matching share opportunity.

The terms and conditions of the additional performance match under the Executive Performance Stock Plan will be based on the outcome of three targets, which are independent of each other and have equal weighting. The three targets are:

•	Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated net sales between year 0 (2013 financial year) and year 3 (2016 financial year) is between 2 and 8 percent, which corresponds to consolidated sales of SEK 239 billion and SEK 284 billion for the financial year 2016. The net sales for the base year (2013 financial year) has been adjusted for the impact of the Samsung IPR agreement. Matching will begin at a threshold level of 2 percent CAGR and increase on a linear scale to full vesting of this third of the award at 8 percent CAGR.

•	Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated operating income between year 0 (2013 financial year) and year 3 (2016 financial year) is between 5 and 15 percent, which corresponds to consolidated operating income of SEK 18 billion and SEK 24 billion for the financial year 2016. The net sales for the base year (2013 financial year) has been adjusted for the impact of the Samsung IPR agreement. Matching will begin at a threshold level of 5 percent CAGR and increase on a linear scale to full vesting of this third of the award at 15 percent CAGR.

•	Up to one third of the award will be based on the cash conversion during each of the years during the performance period, calculated as cash flow from operating activities divided by net income reconciled to cash. One ninth of the total award will vest for any year, i.e. financial years 2014, 2015 and 2016, if cash conversion is at or above 70 percent.

The Board of Directors considers that long-term value creation will be reflected in the success of these targets, aligning executives with long-term shareholder interests. There will be no allocation of shares if none of the threshold levels have been achieved, i.e. CAGR is less than 2 percent for net sales and less than 5 percent for operating income, and a 70 percent cash conversion has not been achieved during the performance period. The minimum matching at the threshold levels is 0. The maximum number of performance matching shares – 4 shares, 6 shares and 9 shares respectively – will be allocated if the maximum performance levels of CAGR of 8 percent for net sales and 15 percent for operating income have been achieved, or exceeded, and a cash conversion of 70 percent or more has been achieved each year during the period.

©  Telefonaktiebolaget LM Ericsson 2014                                             15

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance outcomes the Board of Directors will consider, in particular, the impact of larger acquisitions, divestitures, the creation of joint ventures and any other significant capital event on the three targets on a case by case basis.

Item 11.8 Transfer of treasury stock for the Executive Performance Stock Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 4,500,000 shares of series B in the Company may occur on the following terms and conditions.

•	The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Executive Performance Stock Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Executive Performance Stock Plan.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Executive Performance Stock Plan, i.e. during the period from November 2014 up to and including November 2018.

•	Employees covered by the terms and conditions of the Executive Performance Stock Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2015, transfer no more than 1,100,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

Item 11.9 Equity Swap Agreement with third party in relation to the Executive Performance Stock Plan

In the event that the required majority is not reached under item 11.8 above, the financial exposure of the Executive Performance Stock Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Executive Performance Stock Plan.

Majority rules

The resolutions of the Annual General Meeting implementation of the three plans according to items 11.1, 11.4 and 11.7 above require that more than half of the votes cast at the Annual General Meeting approve the proposals. The Annual General Meeting’s resolutions on transfers of treasury stock to employees and on an exchange according to items 11.2, 11.5 and 11.8 above, shall be adopted as one resolution for each of the three items, and require that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposals. A valid resolution in accordance with the proposals for an equity swap agreement under items 11.3, 11.6 and 11.9 above requires that more than half of the votes cast at the Annual General Meeting approve the proposals.

©  Telefonaktiebolaget LM Ericsson 2014                                             16

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Description of ongoing variable compensation programs

The Company’s ongoing variable compensation programs are described in detail in the Annual Report 2013 in the note to the Consolidated Financial Statements, Note C28 and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its guidelines on remuneration to Group management in line with the Swedish Corporate Governance Code.

Item 12 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Remuneration Programs 2010, 2011, 2012 and 2013

Background

The Annual General Meetings 2010, 2011, 2012 and 2013 resolved on a right for the Company to transfer in total not more than 19,200,000 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the Long-Term Variable Remuneration Programs 2010, 2011, 2012 and 2013.

Each resolution has for legal reasons only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above mentioned programs have therefore been repeated at the subsequent Annual General Meeting.

In accordance with the resolutions on transfer of in total not more than 19,200,000 shares, 618,400 shares of series B have been transferred up to March 1, 2014.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2015, not more than 18,581,600 shares of series B in the Company, or the lower number of shares of series B, which as per April 11, 2014 remains of the original 19,200,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Remuneration Programs 2010, 2011, 2012 and 2013. Transfer of shares shall be effected on NASDAQ OMX Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

Items 13 – 16 Proposals from shareholders

The proposals under item 13, 14 and 16 are set out in the agenda.

©  Telefonaktiebolaget LM Ericsson 2014                                             17

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Item 15 Proposal to amend the articles of association

The shareholder Thorwald Arvidsson proposes that the articles of association be amended as follows, provided that Thorwald Arvidsson’s proposal regarding sending a request to the Swedish Government is not approved (item 14.2).

§ 5

The number of shares shall amount to no less than 3,000,000,000 and no more than 12,000,000,000. All shares shall carry equal rights.

§ 6

Deleted.

§ 7

Deleted.

(Numbering in the articles of association to be amended accordingly.)

Thorwald Arvidsson proposes that the Board of Directors be authorized to take such measures as may be required as a consequence of the above amendment of the articles of association.

Majority rules

The resolutions of the Annual General Meeting under items 13 and 14 require that shareholders representing more than half of the votes cast at the meeting vote in favor of the proposals. The resolution of the Annual General Meeting to amend the articles of association under item 15 is valid if all shareholders represented at the meeting vote in favor of the proposal and those shareholders represent at least nine-tenths of all shares in the company, alternatively if shareholders representing at least two-thirds of the votes cast as well as the shares represented at the meeting vote in favor of the proposal and holders of half of all shares of series A and nine-tenths of the shares of series A represented at the meeting agree to the change. The resolution of the Annual General Meeting on examination through a special examiner under item 16 requires that shareholders of at least one-tenth of all shares in the company or of at least one-third of the shares represented at the meeting, vote in favor of the proposal or that shareholders with more than half of the votes cast vote in favor of the proposal.

Shares and votes

There are in total 3,305,051,735 shares in the Company; 261,755,983 shares of series A and 3,043,295,752 shares of series B, corresponding to in total 566,085,558.2 votes. The Company’s holding of treasury stock amounts to 71,296,217 shares of series B, corresponding to 7,129,621.7 votes.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

©  Telefonaktiebolaget LM Ericsson 2014                                             18

Annual General Meeting Telefonaktiebolaget LM Ericsson 2014

Documents

The complete proposals of the Nomination Committee with respect to Items 1 and 9 above, including Exhibit 1 and 2 to the Nomination Committee’s proposals, and the proposals from shareholders (in original language) under items 13 – 16, are available at the Company’s website www.ericsson.com. The documents will be sent upon request to shareholders providing their address to the company. In respect of all other items, complete proposals are provided under the respective item in the Notice.

The Annual Report and the Auditor’s Report as well as the Auditor’s report regarding Guidelines for remuneration to Group Management will be made available at the Company and posted on the Company’s website www.ericsson.com no later than three weeks prior to the Annual General Meeting. The documents will be sent upon request to shareholders providing their address to the company.

Stockholm, March 2014

THE BOARD OF DIRECTORS

NOTES TO EDITORS

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is a world-leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2.5 billion subscriptions.

We are more than 110,000 people working with customers in more than 180 countries. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2013 the company’s net sales were SEK 227.4 billion (USD 34.9 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

www.ericsson.com

www.ericsson.com/news

www.twitter.com/ericssonpress

www.facebook.com/ericsson

www.youtube.com/ericsson

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

©  Telefonaktiebolaget LM Ericsson 2014                                             19